Exhibit 99.3     Press Release


PRESS RELEASE
October 19, 2001                For further information contact:
                                David M. Bradley
                                Chairman, President and Chief Executive Officer
                                North Central Bancshares, Inc.
                                825 Central Avenue  PO Box 1237
                                Fort Dodge, Iowa 50501
                                515-576-7531

            NORTH CENTRAL BANCSHARES, INC. ANNOUNCES RECORD EARNINGS AND DILUTED EARNINGS PER SHARE FOR THE THIRD QUARTER 2001
                                 (Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company"), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned a record $0.62 diluted earnings per share for the quarter ended September 30, 2001, compared to diluted earnings per share of $0.49 for the quarter ended September 30, 2000, an increase in diluted earnings per share of 26.5%. In dollars, the Company's net income was a record $1,154,000 for the quarter ended September 30, 2001, as compared to $971,000 for the quarter ended September 30, 2000, an increase in net income of 18.8%. The Company's net income was $3,245,000, or diluted earnings per share of $1.72, for the nine months ended September 30, 2001, compared to $2,983,000, or diluted earnings per share of $1.47, for the nine months ended September 30, 2000.

Total assets at September 30, 2001 were $380.4 million as compared to $389.0 million at December 31, 2000. The decrease in assets resulted primarily from decreases in securities available-for-sale and loans, offset by an increase in interest bearing cash. Securities available-for-sale decreased $9.4 million, or 21.7%, from $43.4 million at December 31, 2000 to $33.9 million at September 30, 2001. The decrease in securities available for sale was primarily due to calls and maturities in excess of purchases. Loans decreased by $1.1 million, or 0.4%, from $318.0 million at December 31, 2000 to $316.9 million at September 30, 2001. At September 30, 2001, net loans consisted of $170.6 million in one to four family real estate loans, $78.5 million in multifamily real estate loans, $23.7 million in commercial real estate and $49.9 million in consumer loans. ___ Interest bearing cash increased $1.3 million, or 19.8%, from $6.3 million at December 31, 2000 to $7.6 million at September 30, 2001.

Deposits increased $9.0 million, or 3.5%, from $261.2 million at December 31, 2000 to $270.2 million at September 30, 2001. At September 30, 2001, deposits consisted of $37.8 million in checking accounts, $21.6 million in savings accounts, $28.0 million in money market accounts and $182.8 million in certificates of deposit. Other borrowed funds decreased $17.1 million, or 19.3%, from $88.6 million at December 31, 2000 to $71.5 million at September 30, 2001.

Nonperforming assets were 0.41% of total assets as of September 30, 2001 compared to 0.28% of total assets as of December 31, 2000. The allowance for loan losses was $2.9 million, or 0.90% of total loans, at September 30, 2001, compared to $2.8 million, or 0.88% of total loans, at December 31, 2000.


                                     - MORE-

The net interest spread of 2.74% for the three months ended September 30, 2001 represented an increase from the net interest spread of 2.53% for the three months ended September 30, 2000. The net interest margin of 3.08% for the three months ended September 30, 2001 represented an increase from the net interest margin of 2.87% for the three months ended September 30, 2000. Net interest income for the three months ended September 30, 2001 was $2.8 million compared to net interest income of $2.6 million for the three months ended September 30, 2000.

The Bank's provision for loan losses was $60,000 and $30,000 for the three months ended September 30, 2001 and 2000, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

Stockholders' equity was $36.5 million at September 30, 2001, compared to $36.4 million at December 31, 2000. Stockholders' equity increased by $74,000 primarily due to earnings and an increase in accumulated other comprehensive income, which were offset in part by stock repurchases and declared dividends. Book value, or stockholders' equity per share, at September 30, 2001 was $20.60 compared to $19.04 at December 31, 2000. The ratio of stockholders' equity to total assets was 9.6% at September 30, 2001, as compared to 9.4% at December 31, 2000.

Stockholders of record on September 14, 2001, received a quarterly cash dividend of $0.15 per share on October 5, 2001.

Recently, the Company authorized a new stock repurchase program for 100,000 shares. The new program commenced on September 20, 2001, of which 86,000 shares currently remain to be repurchased.

During the nine months ended September 30, 2001, the Company repurchased a total of 171,500 shares or approximately 7.4% of its outstanding shares of common stock at prevailing market prices averaging $21.20 per share. Since its formation in 1996, the Company has invested a total of $38.4 million in the repurchase of 2,288,467 shares of its outstanding stock.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Perry, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact:  David M. Bradley, President, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Dollars in Thousands, except per share and share data)       September 30, 2001             December 31, 2000
                                                              ------------------             -----------------
Assets
   Cash and cash equivalents                                      $    9,887                    $    8,850
   Securities available for sale                                      33,943                        43,352
   Loans (net of allowance of loan loss of $2.9
    million and $2.8 million, respectively)                          316,894                       318,026
   Goodwill                                                            5,089                         5,443
   Other assets                                                       14,620                        13,327
                                                                  ----------                    ----------
     Total Assets                                                 $  380,433                    $  388,998
                                                                  ==========                    ==========
Liabilities
   Deposits                                                       $  270,187                    $  261,167
   Other borrowed funds                                               71,495                        88,592
   Other liabilities                                                   2,279                         2,841
                                                                  ----------                    ----------
      Total Liabilities                                              343,961                       352,600
Stockholders' Equity                                                  36,472                        36,398
                                                                  ----------                    ----------

   Total Liabilities and Stockholders' Equity                     $  380,433                    $  388,998
                                                                  ==========                    ==========
Stockholders' equity to total assets                                    9.59%                        9.36%
                                                                  ==========                    ==========
Book value per share                                              $    20.60                    $    19.04
                                                                  ==========                    ==========
Total shares outstanding                                           1,770,580                     1,911,880
                                                                  ==========                    ==========

Condensed Consolidated Statements of Income

(Dollars in Thousands, except per share data)

                                                                For the Three Months                      For the Nine Months
                                                                 Ended September 30,                      Ended September 30,
                                                             2001                 2000                2001                2000
                                                         ---------             ---------           ---------           ---------
Interest income                                          $   6,895             $   6,951           $  20,857           $  20,212
Interest expense                                             4,106                 4,356              12,742              12,172
                                                         ---------             ---------           ---------           ---------
   Net interest income                                       2,789                 2,595               8,115               8,040
Provision for loan loss                                         60                    30                 150                  90
                                                         ---------             ---------           ---------           ---------
   Net interest income after provision for loan loss         2,729                 2,565               7,965               7,950
Noninterest income                                           1,268                   988               3,542               2,896
Noninterest expense                                          2,235                 2,078               6,593               6,301
                                                         ---------             ---------           ---------           ---------
   Income before income taxes                                1,762                 1,475               4,914               4,545
Income taxes                                                   608                   504               1,669               1,562
                                                         ---------             ---------           ---------           ---------
   Net income                                            $   1,154             $     971           $   3,245           $   2,983
                                                         =========             =========           =========           =========

Basic earnings per share                                 $    0.66             $    0.50           $    1.81           $    1.50
                                                         =========             =========           =========           =========

Diluted earnings per share                               $    0.62             $    0.49           $    1.72           $    1.47
                                                         =========             =========           =========           =========

Selected Financial Ratios

                                                                For the Three Months                      For the Nine Months
                                                                 Ended September 30,                      Ended September 30,
                                                            2001                 2000                2001                2000
                                                            ----                 ----                ----                ----
Performance ratios
   Net interest spread                                     2.74%                 2.53%               2.63%               2.65%
   Net interest margin                                     3.08%                 2.87%               2.98%               3.02%
   Return on average assets                                1.20%                 1.02%               1.06%                 12%
   Return on average equity                               12.51%                10.80%              11.76%              11.00%
   Efficiency ratio (noninterest expense divided by
     the  sum of net interest income before provision
     for  loan losses plus noninterest income)            55.08%                57.98%              56.56%              57.61%